NSAR ITEM 77C

Van Kampen American Capital Harbor Fund


(a)	A Special Meeting of Shareholders was held on May 28, 1997.

(b)	The election of Trustees of Van Kampen American Capital Harbor Fund
	(the "Fund") included:

	J. Miles Branagan, Richard M. DeMartini, Linda Hutton Heagy,
        R. Craig Kennedy, Jack E. Nelson, Jerome L. Robinson, Phillip B. Rooney, Fernando Sisto and Wayne W. Whalen

(c)	The following were voted on at the meeting:

	1)	Approval of New Investment Advisory Agreement in the
                event of a change of control of the Adviser.

			For	18,881,844		Against	 363,129

	4)	For each AC Fund, to Ratify the Selection of Price
                Waterhouse LLP Independent Public Accountants for its Current Fiscal Year.

			For	19,294,463		Against	164,020